UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exhide Technologies

File No. 1-11263 - CF#26643

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Exhide Technologies submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8K filed on April 4, 2011.

Based on representations by Exhide Technologies that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through June 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel